EXHIBIT 99.1

Golar LNG Partners LP: Revised Summons for Bondholder's Meeting

Golar LNG Partners LP (“Golar Partners” or “the Partnership”) has, today, instructed the Nordic Trustee to cancel the bondholders’ meeting scheduled for 21 April, 2020 for the Partnerships Senior Unsecured Bond Issues maturing May 2020 (GOLP02, ISIN NO 001 07 36481) and May 2021 (GOLP03, ISIN NO 001 0736481) (the “Bond Issues”).  The purpose of that meeting was to consider the Amendment Proposal as set out in the attachment to the press release dated April 1, 2020. Simultaneously the Nordic Trustee has been instructed by the Partnership to summon a new bondholders’ meeting for the above Bond Issues for 5 May 2020.

The purpose of the meeting is to consider a revised proposal for certain amendments to the terms of the Bond Issues, all of which are referred in the attached copy of the new summons (the “Amendment Proposal”). The changes to the proposal have been made following feedback from Bondholders and primarily reflect a change in the split of the amortisations between the GOLP02 and the GOLP03 Bonds in the period up to the interest payment dates in May 2021. These amortisations will now be split on an equal amount basis instead of the pro-rata split for the same period in the proposal announced on April 1, 2020.

The revised Amendment Proposal attached has currently received support of investors holding approximately 71% of the outstanding GOLP02 bonds and approximately 62% of the outstanding GOLP03 bonds. A two thirds majority is required at the meeting to approve the Amendment Proposal.

DNB Markets, Nordea, Danske Bank and SEB have been retained as advisors to the Partnership.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about the Partnership’s plans, strategies, business prospects and changes and trends in the business in which it operates. In particular, statements regarding the Partnership’s cash distributions and common unit repurchase plan are considered forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Golar LNG Partners LP
Hamilton, Bermuda
April 17, 2020
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Graham Robjohns
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act